

OFFICE OF THE SECRETARY OF STATE
NEW MEXICO

April 21, 2017

OPTIPULSE, INC.
14300 PIEDRAS RD. NE
ALBUQUERQUE, NM 87123

RE: optiPulse, Inc.
Business ID #: 5044448

The Office of the Secretary of State has approved and filed the Restated Articles of Incorporation for the above captioned corporation effective April 21, 2017. The enclosed Restated Certificate of Incorporation is evidence of filing, and should become a permanent document of the corporation's records.

Please be advised that although the Certificate of Incorporation has been approved, you must also comply with all other federal or state laws applicable to your corporation. This includes, but is not limited to state licensing requirements. It is the corporation's sole responsibility to obtain such compliance with all legal requirements applicable thereto prior to engaging in the business for which it has obtained approval of the referenced document.

If you have any questions, please contact the Corporations Bureau at (505) 827-3600 or toll free at 1-800-477-3622 for assistance.

Corporations Bureau

325 DON GASPAR, SUITE 300, SANTA FE, NEW MEXICO 87501 PHONE:(505)827-3600 FAX:(505)827-4387
TOLL FREE:(800)477-3632 www.sos.state.nm.us

OFFICE OF THE SECRETARY OF STATE

NEW MEXICO

Restated Certificate of Incorporation

OF

optiPulse, Inc.

5044448

New Mexico

The Office of the Secretary of State certifies that the Restated Articles of Incorporation duly signed and verified pursuant to the provisions of the

Business Corporation Act   **53-11-1 to 53-18-12 NMSA 1978**

have been received and are found to conform to law. Accordingly, by virtue of the authority vested in it by law, the Office of the Secretary of State issues this Restated Certificate of Incorporation and attaches hereto a duplicate of the Restated Articles of Incorporation.

Dated: **April 21, 2017**

In testimony whereof, the Office of the Secretary of State has caused this certificate to be signed on this day in the City of Santa Fe, and the seal of said office to be affixed hereto.



Maggie Toulouse Oliver

Maggie Toulouse Oliver
Secretary of State

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 1 of 5

optiPulse, Inc.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

These Amended and Restated Articles of Incorporation correctly set forth without change the corresponding, operative provisions of the Articles of Incorporation of optiPulse, Inc. (the "Corporation") as heretofore amended by written consent of all its shareholders on April 17, 2017.

ARTICLE I
NAME

The name of the Corporation is optiPulse, Inc.

ARTICLE II
DURATION

The Corporation's period of duration will be perpetual.

ARTICLE III
PURPOSES

The nature of the business of the Corporation, and the objects and the purposes to be transacted, promoted or carried on by it, are:

To develop, arrange for the manufacture, market and sell communications equipment throughout the world.

To do any and all things to the same extent as natural persons might or could do as principals, agents, contractors, trustees or otherwise, whether alone or in company with others.

To have all the rights and powers of a corporation as given, granted or conferred by virtue of the laws of the State of New Mexico, including, but not limited to, all powers necessary to carry out the purposes of the Corporation or which are incidental thereto.

The several clauses contained in this statement of purposes shall be construed as both purposes and powers and the statements contained in each clause shall be in no way limited or restricted by reference to or inferences from the terms of any other clause, but shall be regarded as independent purposes and powers; and no recitation, expression or declaration of specific or special powers or purposes herein outlined shall be deemed to be exclusive; but it is hereby expressly declared that all other lawful powers not inconsistent herewith are hereby included.

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 2 of 5

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of capital stock which the Corporation will have authority to issue is Sixty Million (60,000,000), all of which will be common stock, of the same class, without par value ("Common Stock).

ARTICLE V
NO PREEMPTIVE RIGHTS

No shareholder of this Corporation, by virtue of being a shareholder, shall have a preemptive or other right to acquire shares or securities convertible into such shares or otherwise carrying a right to subscribe to or acquire shares, no matter whether any such right is direct or indirect or may be effected directly or indirectly.

ARTICLE VI
REGISTERED OFFICE AND AGENT

SUSAN A. Malizzo at 405 Serenity Court SE

The registered office of the Corporation shall be ~~Joseph K. Daly, Esq~~., at 3~~20 Osuna Road, NE, Suite~~ G4, Albuquerque, New Mexico ~~87107~~ 87123. The registered agent at that address is Joseph K. Daly.

ARTICLE VII
DIRECTORS

The number of Directors shall be not be no more than seven, the number to be determined as provided in the Bylaws

Notwithstanding the foregoing, whenever there shall be only two shareholders there may be only two directors provided both such shareholders unanimously consent, and whenever there shall be only one shareholder there may be only one director provided such single shareholder consents.

However, whenever the number of directors shall be more than two, in lieu of electing the whole number of directors annually, the directors shall be divided into three classes, each class to be as nearly equal in number as possible, the term of office of directors of the first class to expire initially at the first annual meeting of shareholders after their election, the term of office of directors of the second class to expire initially at the second annual meeting of shareholders after their election, and the term of office of directors of the third class to expire initially at the third annual meeting of shareholders after their election. At each annual election after the classification, the number of directors equal to the number of the class whose term expires at the time of that meeting

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 2

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 3 of 5

shall be elected to hold office for a term of office that will expire at the third annual meeting of shareholders after such election.

The name and mailing address of the initial Director who has consented to serve as Director until the first annual meeting of shareholders or until his successor is elected or appointed and qualified is:

> John R. Joseph
> 801 University Blvd., E, Suite 103
> Albuquerque, New Mexico 87106

An affidavit signed by the Director stating that he or she consents to being a Director is on file with the Corporation.

ARTICLE VIII
INCORPORATOR

The name and mailing address of the incorporator of the Corporation is John R. Joseph, 801 University Blvd., SE, Suite 103, Albuquerque, New Mexico 87106.

ARTICLE IX
LIMIT ON DIRECTOR LIABILITY

A director will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless:

(1)   the director has breached or failed to perform the duties of the director's office in compliance with the New Mexico Business Corporation Act, as amended from time to time; and

(2)   the breach or failure to perform constitutes:

(a)   negligence, willful misconduct or recklessness in the case of a director who either has an ownership interest in the Corporation or receives as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year; or

(b)   willful misconduct or recklessness in the case of a director who does not have an ownership interest in the Corporation and does not receive as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year.

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 3

RECEIVED
SOS
Corporation Bureau   APR 21 2017

ARTICLE X
INDEMNIFICATION

The Corporation will indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorney's fees) incurred by reason of the fact that he or she is or was a director or officer of the corporation or, while serving as a director or officer of the corporation, he or she is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The corporation also will indemnify any person who is serving or has served the corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

ARTICLE XI
ISSUANCES TO DIRECTORS, OFFICERS, EMPLOYEES

No shareholder approval will be required if stock, options, rights or other securities of the Corporation are issued to directors, officers and employees of the Corporation, or any of them, and not to the shareholders generally or otherwise.

Except for amendments, these Amended and Restated Articles of Incorporation correctly set forth without change the corresponding provisions of the Articles of Incorporation, and, together with the amendments, supersede the original Articles of Incorporation and all amendments thereto.

Dated: April 17, 2017

optiPulse, Inc.

By:
John Joseph, President

By:
Susan A. Malizzo, Secretary

optiPulse, Inc.
Amended and Restated Articles of Incorporation
Page 4

Office of the New Mexico Secretary of State
Filing Number: 0001764631
Filed On: 4/21/2017
Total Number of Pages: 5 of 5

PLEASE MAIL ALL DOCUMENTS TO:
SECRETARY OF STATE
325 DON GASPAR, SUITE 300, SANTA FE, NM 87501

STATEMENT OF ACCEPTANCE OF APPOINTMENT
BY DESIGNATED SUCCESSOR REGISTERED AGENT

I, _Susan A. Malizzo_

hereby acknowledge the acceptance of appointment as Successor Registered Agent of

OptiPulse, Inc ,

the Domestic Profit Corporation, or Foreign Profit Corporation, or Foreign Business Trust, which is the successor registered agent.

Susan A. Malizzo

(Sign on this line if the registered agent is the successor as an individual. If this line is signed, the two lines below do not apply and must be left blank)

- -

CORPORATION ACTING AS A REGISTERED AGENT ONLY

(If the following lines are used, the signature line above does not apply and must be left blank)

_____

(If the registered agent is a corporation and is the successor, type or print the name of that corporation here.)

_____

(An authorized officer of the corporation being appointed as successor registered agent must sign here)

PROFIT-RAA

(REV 6/13)